UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 7, 2019, Gamida Cell Ltd. announced the appointment of Thomas Klima to the newly created role of chief commercial officer.  Additionally, Gamida Cell announced that Nurit Benjamini has been appointed to the company’s board of directors and will chair the board’s audit committee.

Mr. Klima most recently served as head of global commercial planning and operations at Atara Biotherapeutics, prior to which he served as senior vice president and chief commercial officer at Navidea Biopharmaceuticals Ltd. Mr. Klima also served as head of sales and commercial operations at Algeta U.S. and held a leadership role within the marketing team at Dendreon. Before joining Dendreon, he held several positions of increasing responsibility at Eli Lilly. Mr. Klima earned a B.A. in Business Administration and Marketing from Western State College.

Ms. Benjamini has served as chief financial officer of TabTale Ltd. since 2013. Previously, she held a number of chief financial officer positions, including at Wixpress Ltd., Sigma Designs Israel Ltd. and Compugen Ltd. She has served as a director at RedHill BioPharma, LTD, BioLine Rx and Allot Communications. Ms. Benjamini holds a BA in Economics and Business and an MBA in Finance from Bar Ilan University, Israel.

On January 7, 2019, Gamida Cell issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit

99.1	Press Release, dated January 7, 2019: Gamida Cell Announces 2019 Goals And Provides Company Update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

January 7, 2018	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer